UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

1-800-FLOWERS.COM, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

68243Q
(CUSIP Number)

12/31/11
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68243Q
(1)	1NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James F. McCann
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
(5) SOLE VOTING POWER 29,301,415 (1) (2)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(6) SHARED VOTING POWER 52,548 (2) (3)
(7) SOLE DISPOSITIVE POWER 28,897,138 (1) (2)
(8) SHARED DISPOSITIVE POWER 52, 548 (2) (3)
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,963 (2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.1% (4)
(12)	TYPE OF REPORTING PERSON* IN

(1)           This amount includes: (a) 12,496,932 shares of Class B Common Stock held by two Grantor Retained Annuity Trusts of which Mr. McCann is the Trustee; (b) 649,406 shares of Class A Common Stock subject to options; and (c) 688,712 shares of Class A Common Stock and 15,466,365 shares of Class B Common Stock owned directly by Mr. McCann.  The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders.  The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof.

(2)           Excludes 5,875,000 shares of Class B Common Stock for which Mr. McCann disclaims beneficial ownership that are held by a limited partnerships, of which Mr. McCann is a limited partner and does not exercise control.

(3)           These 52,548 shares of Class B Common Stock are held by The McCann Charitable Foundation, Inc., of which Mr. McCann is a Director and the President.

(4)           The percentage of beneficial ownership is based on 32,348,862 shares of Class A Common Stock outstanding as of February 14, 2012, which number includes 4,141,769 unvested restricted shares, plus the 28,015,845 shares of Class B Common Stock and the 649,406 shares of Class A Common Stock subject to options disclosed in footnotes (1) and (3).

Item 1.

(a)           Name of Issuer: 1-800-FLOWERS.COM, Inc.

(b)           Address of Issuer's Principal Executive Offices:
One Old Country Road, Suite 500
Carle Place, NY 11514

Item 2.

(a) - (c)           Name, Address of Principal Business Offices, and Citizenship of Persons Filing:
James F. McCann
One Old Country Road, Suite 500
Carle Place, NY 11514

Citizenship: USA

(d)           Title of Class of Securities: Class A Common Stock

(e)           CUSIP Number: 68243Q

Item 3.

N/A

Item 4.                      Ownership

The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G (regarding the holdings of James F. McCann) is hereby incorporated by reference.

Item 5.                      Ownership of Five Percent or Less of a Class

N/A

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8.                      Identification and Classification of Members of the Group

N/A

Item 9.                      Notice of Dissolution of Group

N/A

Item 10.                      Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

2/14/12
Date

/s/ James F. McCann
Signature

/s/ James F. McCann
Signature